General Municipal Money Market Fund
Statement of Investments
February 28, 2006 (Unaudited)

Tax Exempt Investments--99.5%	Principal Amount ($)	Value ($)
Alabama--2.5%		
Birmingham Industrial Development Board, SWDR		
(American Cast Iron Co. Project)		
3.30% (LOC; Southtrust Bank)	3,970,000 a	3,970,000
The Industrial Development Board of the City of Fultondale		
IDR (Melsur Corp. Project)		
3.33% (LOC; Amsouth Bank)	3,390,000 a	3,390,000
Jefferson County, Sewer Revenue, Refunding		
3.21% (Insured; XLCA		
and Liquidity Facility; Bank of America)	32,600,000 a	32,600,000
Troy Health Care Authority, Sarha Lease Revenue		
(Southeast Alabama Rural Health)		
3.25% (LOC; Regions Bank)	2,570,000 a	2,570,000
Alaska--.7%		
Valdez, Marine Terminal Revenue		
(BP Pipelines Project) 3%	11,690,000 a	11,690,000
Arizona--1.2%		
Arizona Transportation Board, Highway Revenue		
3.22% (Liquidity Facility; Citibank)	1,640,000 a,b	1,640,000
Maricopa County Industrial Development Authority, MFHR		
Refunding (San Clemente Apartments Project)		
3.28% (Insured; FNMA and Liquidity Facility; FNMA)	8,200,000 a	8,200,000
Roaring Fork Municipal Products LLC, Revenue		
3.42% (GIC; Trinity Funding Corporation and Liquidity		
Facility; Bank of New York)	11,500,000 a,b	11,500,000
Arkansas--.4%		
Arkansas Development Finance Authority, MFHR		
(Chapelridge of Cabot Housing Project)		
3.26% (LOC; Regions Bank)	6,675,000 a	6,675,000
California--3.9%		
Access to Loans for Learning Student Loan Corporation,		
Student Loan Revenue 3.25% (LOC; State Street Bank		
and Trust Co.)	10,200,000 a	10,200,000
California, RAN 4.50%, 6/30/2006	10,000,000	10,048,765
California Housing Finance Agency, Revenue		
3.20% (Insured; FSA and Liquidity Facility; Dexia Credit		
Locale)	20,200,000 a	20,200,000

California Pollution Control Financing Authority, SWDR
  (Norcal Waste System Inc. Project)
  3.25% (LOC; Comerica Bank) 8,250,000 a 8,250,000
FHLMC Multifamily Certificates,
  Housing Revenue 3.28% (Insured; FHLMC
  and Liquidity Facility; FHLMC) 18,243,074 a,b 18,243,074

Colorado--4.5%

Colorado Educational and Cultural Facilities Authority,
  Revenue (Vail Mountain School Project)
  3.27% (LOC; Key Bank) 5,000,000 a 5,000,000
City and County of Denver:
  Airport Revenue:
    3.26% (Insured; FSA and Liquidity Facility; Merrill Lynch) 1,340,000 a,b 1,340,000
    Refunding 3.24% (Insured; MBIA and Liquidity Facility;
     Bank One) 30,000,000 a 30,000,000
  MFHR
    3.31% (Liquidity Facility; Merrill Lynch) 5,915,000 a,b 5,915,000
Lafayette Exemplatory Improvement District,
  Special Assessment Revenue, Refunding
  3.20% (LOC; U.S. Bank NA) 3,125,000 a 3,125,000
Lakewood Housing Authority, MFHR
  (Ridgemoor Apartments Project) 3.28% (Insured; FNMA) 7,750,000 a 7,750,000
Lower Colorado River Authority, CP
  (Lower Colorado River Authority Transportation Services Corp.)
  3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank) 15,000,000 15,000,000
Southern Ute Indian Tribe of Southern Ute Indian
  Reservation, Industrial Revenue 3.27% 10,000,000 a 10,000,000

Connecticut--.3%

Connecticut Health and Educational Facilities Authority,
  Revenue (Mansfield Center for Nursing and Rehabilitation
  Issue) 3.17% (LOC; Bank of America) 5,000,000 a 5,000,000

Delaware--1.5%

Delaware Economic Development Authority, EDR
  (Hospital Billing and Collection) 3.19% (Insured; AMBAC
  and LOC; Morgan Stanley) 25,865,000 a 25,865,000

District of Columbia--3.0%

Bank of New York Municipal Certificates Trust:
  3.32% (GIC; Trinity Plus Funding Co. and Liquidity
    Facility; The Bank of New York) 24,219,500 a,b 24,219,500
  3.32% (GIC; Trinity Plus Funding Co. and Liquidity
    Facility; The Bank of New York) 20,000,000 a,b 20,000,000
District of Columbia Housing Finance Agency, MFHR
  3.31% (Liquidity Facility; Goldman Sachs and LOC; IXIS
  Corporate and Investment Bank) 2,125,000 a,b 2,125,000
District of Columbia Water and Sewer Authority,
  Public Utility Revenue (Merlots Program)
  3.23% (Insured; FSA and LOC; Wachovia Bank) 5,390,000 a,b 5,390,000

Florida--2.9%

Bay County Housing Finance Authority, SFMR (Merlots Program) 3.28% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3,210,000 a,b	3,210,000
Beacon Tradeport Community Development District, Special Assessment Revenue 3.23% (Insured; Radian Bank and Liquidity Facility; Merrill Lynch)	8,250,000 a,b	8,250,000
Dade County Industrial Development Authority, IDR (Spectrum Programs Inc. Project) 3.24% (LOC; Bank of America)	395,000 a	395,000
Greater Orlando Aviation Authority, Airport Facilities Revenue 3.25% (Insured; FSA and Liquidity Facility; SunTrust Bank)	8,000,000 a	8,000,000
Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) 3.36% (Liquidity Facility; AIG SunAmerica Assurance)	3,470,000 a	3,470,000
Hillsborough County Housing Finance Authority, MFHR (Claymore Crossings Apartment) 3.25% (LOC; Citibank NA)	1,000,000 a	1,000,000
Jacksonville, PCR, Refunding (Florida Power and Light Co. Project) 3.01%	9,525,000 a	9,525,000
Jacksonville Economic Development Commission Special Facility Airport Revenue (Holland Sheltair Group) 3.24% (LOC; Bank of America)	1,000,000 a	1,000,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) 3.24% (LOC; Bank of America)	3,200,000 a	3,200,000
Sarasota County Health Facility Authority, Revenue (Bay Village Project) 3.24% (LOC; Bank of America)	1,200,000 a	1,200,000
Sunshine State Governmental Financing Commission, Revenue, CP 3.20%, 5/9/2006 (Liquidity Facility; DEPFA Bank PLC)	11,000,000	11,000,000

Georgia--4.6%

Atlanta, Airport Revenue, Refunding 3.20% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	23,000,000 a	23,000,000
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartment) 3.25% (LOC; Regions Bank)	5,000,000 a	5,000,000
Canton Housing Authority, MFHR (Alberta Ridgewalk Apartments Project) 3.26% (LOC; Amsouth Bank)	7,500,000 a	7,500,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) 3.25% (LOC; Wachovia Bank)	3,300,000 a	3,300,000
Gainesville and Hall County Development Authority, Senior Living Facility Revenue (Lanier Village Estates, Inc. Project) 3.03% (LOC; Bank of America)	800,000 a	800,000
Jefferson Development Authority, IDR (Ringwood Containers Project) 3.24% (LOC; Bank of America)	800,000 a	800,000

Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP 3.05%, 3/6/2006 (LOC; Dexia Credit Locale)	5,000,000	5,000,000
Roswell Housing Authority, MFHR (Park Ridge Apartments Project) 3.25% (Insured; FNMA)	8,200,000 a	8,200,000

Savannah Economic Development Authority,
  Industrial Revenue (Home Depot Project)
  3.23% (LOC; SunTrust Bank)
	5,000,000 a	5,000,000

Savannah Housing Authority, MFHR
  (Bradley Pointe Apartments Project)
  3.24% (LOC; Key Bank)
	3,500,000 a	3,500,000

Willacoochee Development Authority, PCR (Langboard Inc. Project) 3.24% (LOC; SunTrust Bank)	17,000,000 a	17,000,000

Hawaii--1.0%

Hawaii Department of Budget and Finance, Special
  Purpose Revenue 3.26% (Insured; XLCA
  and Liquidity Facility; Merrill Lynch)
	2,500,000 a,b	2,500,000

Hawaii Pacific Health, Special Purpose Revenue
  (Department of Budget and Finance) 3.30% (Insured;
  Radian Bank and Liquidity Facility; Bank of Nova Scotia)
	14,500,000 a	14,500,000

Idaho--.6%

Idaho Housing and Finance Association, SFMR 3.10% (Liquidty Facility; Lloyds TSB Bank PLC)	10,000,000 a	10,000,000

Illinois--4.8%

Chicago O'Hare International Airport,
  Special Facility Revenue
  (O'Hare Technical Center II Project)
  3.28% (LOC; ABN-AMRO)
	8,000,000 a	8,000,000

Cook County, GO Notes (Merlots Program)
  3.23% (Insured; AMBAC and Liquidity
  Facility; Wachovia Bank)
	3,575,000 a,b	3,575,000

Elgin, College and University Revenue (Judson College Project) 3.43% (LOC; Bank One)	600,000 a	600,000

Illinois Development Finance Authority:
  Revenue
    (The Clare at Water Tower Project)
      3.20% (LOC; ABN-AMRO)
	25,000,000 a	25,000,000

IDR: (Durex Industries Project) 3.28% (LOC; ABN-AMRO)	4,100,000 a	4,100,000
(Wisconsin Tool Project) 3.30% (LOC; Bank One)	3,990,000 a	3,990,000
SWDR (Waste Management Inc. Project) 3.24% (LOC; Wachovia Bank)	7,000,000 a	7,000,000

Illinois Educational Facilities Authority,
  College and University Revenue:
    (Augustana College) 3.23% (LOC; ABN-AMRO)
	3,500,000 a	3,500,000

(Aurora University) 3.27% (LOC; Fifth Third Bank)	4,000,000 a	4,000,000
Roaring Fork Municipal Products LLC, Revenue: 3.26% (Liquidity Facility; The Bank of New York)	12,375,000 a,b	12,375,000
3.33% (Insured; FSA and Liquidity Facility; The Bank of New York)	10,320,000 a,b	10,320,000

Indiana--1.3%

Indiana Finance Authority, Revenue (Lutheran Child) 3.27% (LOC; National City Bank)	5,500,000 a	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) 3.28% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1,065,000 a,b	1,065,000
Indiana Housing and Community Development Authority, SFMR 3.01%, 4/6/2006 (Liquidity Facility; DEPFA Bank PLC)	10,000,000	10,000,000
Indianapolis Local Public Improvement Bond Bank 4.50%, 7/6/2006	5,825,000	5,849,902

Iowa--1.6%

Iowa Finance Authority:		
SFHR 3.25% (Liquidity Facility; Wells Fargo Bank)	9,670,000 a	9,670,000
Wellness Facility Revenue (Community YMCA Marshalltown Project) 3.24% (LOC; Bank of America)	11,395,000 a	11,395,000
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project) 3.27%	7,000,000 a	7,000,000

Kansas--.8%

Kansas Development Finance Authority, MFHR:		
(Delaware Highlands) 3.28% (LOC; FHLB)	2,500,000 a	2,500,000
Refunding (Chesapeake Apartments Project) 3.22% (LOC; FHLB)	5,000,000 a	5,000,000
Mission, MFHR, Refunding (The Falls Apartments Project) 3.29% (Insured; FNMA)	6,000,000 a	6,000,000

Kentucky--5.1%

Bardstown, Industrial Building Revenue (Linpac Materials Handling) 3.31% (LOC; Bank One)	4,650,000 a	4,650,000
Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) 3.20% (LOC; U.S. Bank NA)	8,900,000 a	8,900,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC) 3.30% (LOC; Deutsche Bank)	34,200,000 a	34,200,000
Kentucky Economic Development Finance Authority:		
Health Facilities Revenue (Kentucky Easter Seal Society Project) 3.27% (LOC; Bank One)	2,200,000 a	2,200,000
Industrial Building Revenue (Republic Services Inc. Project) 3.27% (LOC; Bank One)	6,100,000 a	6,100,000
Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) 3.27% (LOC; Bank One)	1,700,000 a	1,700,000
Warren County, HR (Bowling Green-Warren County Community Hospital Corp. Project) 3.22% (LOC; Branch Banking and Trust Co.)	29,450,000 a	29,450,000

Louisiana--2.4%

Jefferson Parish Home Mortgage Authority, SFMR:		
3.28% (Insured: FNMA and GNMA and Liquidity		
Facility; Lehman Liquidity LLC)	3,750,000 a,b	3,750,000
3.28% (Insured; FNMA and GNMA and Liquidity		
Facility; Lehman Liquidity LLC)	3,135,000 a,b	3,135,000
Louisiana Local Government Environmental Facilities		
and Community Development Authority, College and		
University Revenue (Northwestern State		
University Student Housing) 3.26% (LOC; Regions Bank)	2,750,000 a	2,750,000
Louisiana Public Facilities Authority:		
College and University Revenue		
(Tiger Athletic Foundation Project):		
3.19% (LOC; Hibernia Bank)	6,075,000 a	6,075,000
3.21% (LOC; Hibernia Bank)	14,735,000 a	14,735,000
Revenue		
(Blood Center Properties Inc. Project)		
3.43% (LOC; Bank One)	1,700,000 a	1,700,000
New Orleans, Sewage Service, BAN		
2.99%, 7/26/2006	9,000,000	9,000,000

Maine--.7%

Maine Housing Authority, General Housing		
Revenue 3.27% (GIC; Rabobank International and		
Liquidity Facility; Landesbank Hessen-Thueringen		
Girozentrale)	12,340,000 a,b	12,340,000

Maryland--1.0%   `

Frederick County, Revenue		
(Homewood Inc. Facility) 3.28% (LOC; M&T Bank)	9,400,000 a	9,400,000
Maryland Economic Development Corporation, Revenue		
(CWI Limited Partnership Facility)		
3.43% (LOC; M&T Bank)	3,400,000 a	3,400,000
Maryland Industrial Development Financing Authority,		
Revenue (Mercy High School Facility)		
3.28% (LOC; M&T Bank)	3,665,000 a	3,665,000

Massachusetts--2.7%

Concord, GO Notes 3.97%, 9/28/2006	10,000,000	10,041,845
Massachusetts Development Finance Agency:		
College and University Revenue (Wentworth Institute of		
Technology) 3.27% (Insured; Radian Bank and Liquidity		
Facility; Bank of America)	11,300,000 a	11,300,000
Electric Utility Revenue, CP (Nantucket Electric Co.):		
3.30%, 3/6/2006	10,000,000	10,000,000
3.22%, 3/8/2006	6,600,000	6,600,000
Revenue (Edgewood Retirement) 3.28% (LOC; Bank		
of America)	6,000,000 a	6,000,000
Pembroke, GO Notes, BAN 3.96%, 8/3/2006	3,000,000	3,008,765

Michigan--3.3%

Garden City Hospital Finance Authority, HR (Garden City Hospital Obligation) 3.22% (LOC; National City Bank)	400,000 a	400,000
Jackson County Economic Development Corporation, College and University Revenue (Spring Arbor College Project) 3.26% (LOC; Comerica Bank)	400,000 a	400,000
Michigan:		
COP (New Center Development Inc.) 5.40%, 9/1/2006 (Insured; MBIA)	4,645,000	4,691,772
GO Notes 4.44%, 9/29/2006	10,000,000	10,072,448
Michigan Hospital Finance Authority, Revenues (Healthcare Equipment Loan Program) 3.23% (LOC; ABN-AMRO)	12,400,000 a	12,400,000
Michigan Housing Development Authority, LOR (Laurel Valley) 3.26% (LOC; Bank One)	1,100,000 a	1,100,000
Michigan Municipal Bond Authority, Revenue 3.95%, 8/18/2006 (LOC; JPMorgan Chase Bank)	23,700,000	23,792,572
Michigan Strategic Fund, LOR:		
(D&R Paint Co. Project) 3.27% (LOC; Fifth Third Bank)	3,615,000 a	3,615,000
(Hope Network Project) 3.37% (LOC; National City Bank)	505,000 a	505,000

Minnesota--.6%

Roaring Fork Municipal Products LLC, Revenue 3.33% (Liquidity Facility; The Bank of New York)	7,965,000 a,b	7,965,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) 3.34% (LOC; FNMA)	2,840,000 a	2,840,000

Mississippi--1.9%

Medical Center Educational Building Corporation, Revenue (Pediatric and Research Facilities Project) 3.19% (Insured; AMBAC and Liquidity Facility; Bank One)	6,700,000 a	6,700,000
Mississippi, GO Notes 4%, 4/1/2006	7,000,000	7,006,142
Mississippi Business Finance Corporation, IDR (Bruce Furniture Industries Project) 3.30% (LOC; Wachovia Bank)	3,500,000 a	3,500,000
Mississippi Development Bank, Special Obligation Revenue (MSLoan Program-DeSoto County Convention Center Project) 3.21% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	14,660,000 a	14,660,000

Missouri--.3%

Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) 3.28% (LOC; U.S. Bank NA)	5,295,000 a	5,295,000

Montana--.1%

Montana Facility Finance Authority, Revenue		
(Mission Ridge Project) 3.21% (LOC; ABN-AMRO)	2,400,000 a	2,400,000

Nevada--2.8%

Clark County, IDR (Southwest Gas Corp. Project)		
3.27% (LOC; Bank of America)	6,000,000 a	6,000,000
Las Vegas Valley Water District, CP		
3.12%, 4/10/2006 (LOC: BNP Paribas and Lloyds		
TSB Bank PLC)	15,000,000	15,000,000
Nevada Housing Division, Multiple-Unit Housing Revenue		
(Silverado Ranch) 3.22% (Insured; FNMA)	6,710,000 a	6,710,000
Nevada System of Higher Education, University Revenue		
(Putters Program) 3.25% (Insured; AMBAC and		
Liquidity Facility; PB Finance Inc.)	8,140,000 a,b	8,140,000
Washoe County, Gas Facilities Revenue		
3.28% (Insured; MBIA and Liquidity Facility; Lehman		
Liquidity LLC)	11,975,000 a,b	11,975,000

New Hampshire--.4%

New Hampshire Business Finance Authority,		
Revenue (Valley Regional Hospital)		
3.21% (LOC; The Bank of New York)	6,800,000 a	6,800,000
New Hampshire Housing Finance Authority, SFHR		
(Merlots Program) 3.28% (Liquidity Facility; Wachovia		
Bank)	505,000 a,b	505,000

New Jersey--.4%

New Jersey Economic Development Authority,		
EDR (Foreign Trade Zone Project)		
3.01% (LOC; The Bank of New York)	7,000,000 a	7,000,000

New Mexico--.5%

New Mexico Housing Authority, Region III, MFHR		
(Cottonwood Apartments Project) 3.50%, 9/29/2006	9,000,000	9,000,000

New York--.9%

Nassau County Tobacco Settlement Corporation,		
Tobacco Settlement Revenue		
3.26% (Liquidity Facility; Merrill Lynch)	6,930,000 a,b	6,930,000
New York City, GO 2.93% (LOC; The Bank of New York)	500,000 a	500,000
New York State Urban Development Corporation, Correctional		
and Youth Facilities Service Revenue 3.23%		
(Liquidity Facility; Merrill Lynch)	7,375,000 a,b	7,375,000

North Carolina--1.3%

Cleveland County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (Curtiss-Wright Flight System) 3.24% (LOC; Bank of America)	8,400,000 a	8,400,000
North Carolina Education Assistance Authority, Student Loan Revenue 3.25% (Insured; AMBAC and Liquidity Facility: Branch Banking and Trust Co.)	10,000,000 a	10,000,000
Robeson County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (CB System LLC Project) 3.30% (LOC; Wachovia Bank)	4,000,000 a	4,000,000

Ohio--2.0%

Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) 3.24% (LOC; Wachovia Bank)	2,000,000 a	2,000,000
Cleveland-Cuyahoga County Port Authority, Educational Facility Revenue (Laurel School Project) 3.28% (LOC; Key Bank)	3,645,000 a	3,645,000
Cuyahoga Community College District, Revenue 3.23% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,800,000 a	4,800,000
Grove City, Multi-Family Housing and Mortgage Revenue (Regency Arms Apartments) 3.23% (LOC; FNMA)	2,470,000 a	2,470,000
Hamilton County:		
EDR (Taft Museum Project) 3.20% (LOC; Fifth Third Bank)	5,535,000 a	5,535,000
Hospital Facilities Revenue 3.27% (Insured; FSA and Liquidity Facility; Svenska Handelsbank)	10,000,000 a,b	10,000,000
Lima, HR (Lima Memorial Hospital Project) 3.27% (LOC; Bank One)	2,330,000 a	2,330,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program):		
3.27% (LOC; Fifth Third Bank)	2,000,000 a	2,000,000
3.27% (LOC; Fifth Third Bank)	600,000 a	600,000
Stark County Port Authority, Revenue (Community Action Agency Project) 3.43% (LOC; Bank One)	1,130,000 a	1,130,000

Oklahoma--1.8%

Muskogee Medical Center Authority, Revenue 3.24% (LOC; Bank of America)	4,850,000 a	4,850,000
Oklahoma Student Loan Authority, Student Loan Revenue (Student Loan Bonds and Notes) 3.24% (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	10,000,000 a	10,000,000
Payne County Economic Development Authority, Student Housing Revenue (Osuf Phase 3 Student Project) 3.22% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	8,500,000 a	8,500,000

Tulsa County Industrial Authority, Capital Improvements Revenue 3.11%, 5/15/2006 (Liquidity Facility; Bank of America)	8,150,000	8,150,000

Oregon--1.3%

Portland, EDR (Broadway Project) 3.23% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,800,000 a	4,800,000
Portland Housing Authority, Revenue (New Columbia-Cecelia Project) 3.24% (LOC; Bank of America)	5,250,000 a	5,250,000
Roaring Fork Municipal Products LLC, Revenue 3.33% (Insured; FGIC and Liquidity Facility; The Bank of New York)	7,750,000 a,b	7,750,000
Washington County Housing Authority, MFHR (Cedar Mill Project) 3.37% (LOC; M&T Bank)	4,055,000 a	4,055,000

Pennsylvania--12.0%

Berks County Industrial Development Authority, Revenue:		
(EJB Paving and Materials) 3.35% (LOC; Wachovia Bank)	945,000 a	945,000
(Richard J. Caron Foundation Project) 3.25% (LOC; Wachovia Bank)	2,600,000 a	2,600,000
Bethlehem Area School District, GO Notes 3.21% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	20,000,000 a	20,000,000
Dauphin County General Authority, Revenue:		
3.21% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	15,925,000 a	15,925,000
(Education and Health Loan Program) 3.23% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4,335,000 a	4,335,000
(School District Pooled Financing Program II) 3.21% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) 3.29% (LOC; M&T Bank)	12,120,000 a	12,120,000
Emmaus General Authority, Revenue:		
3.23% (LOC; DEPFA Bank PLC)	22,900,000 a	22,900,000
3.23% (LOC; DEPFA Bank PLC)	12,000,000 a	12,000,000
Harrisburg Authority, Water Revenue, Refunding 3.23% (Insured; FGIC and Liquidity Facility; FGIC)	14,520,000 a	14,520,000
Lancaster County Hospital Authority, Senior Living Facilities Revenue (Quarryville Presbyterian) 3.21% (LOC; M&T Bank)	12,400,000 a	12,400,000
Langhorne Manor Borough Higher Education Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) 3.01% (Insured; Radian and Liquidity Facility; Citizens Bank of Pennsylvania)	4,400,000 a	4,400,000
Pennsylvania Housing Finance Agency, SFMR:		
3.22% (Liquidity Facility; DEPFA Bank PLC)	5,000,000 a	5,000,000
3.22% (Liquidity Facility; DEPFA Bank PLC)	30,000,000 a	30,000,000

Philadelphia, Gas Works Revenue, CP		
3.30%, 5/11/2006 (LOC; JPMorgan Chase Bank)	15,000,000	15,000,000
West Cornwall Township Municipal Authority, GO Notes,		
Refunding (Bethlehem School District Project)		
3.21% (Insured; FSA and Liquidity Facility; Dexia Credit		
Locale)	9,800,000 a	9,800,000

Rhode Island--.2%

Rhode Island Industrial Facilities Corporation, IDR		
(Cooley Inc. Project) 3.26% (LOC; Citizens Bank of		
Rhode Island)	2,750,000 a	2,750,000

South Carolina--.9%

Kershaw County School District, GO Notes, BAN		
2.98%, 7/14/2006	4,500,000	4,500,000
South Carolina Jobs-Economic Development Authority,		
EDR (Virtual Image Technology)		
3.23% (LOC; Royal Bank of Canada)	4,500,000 a	4,500,000
South Carolina Public Service Authority, Revenue		
(Putters Program) 3.25% (Insured; AMBAC		
and PB Finance Inc.)	5,565,000 a,b	5,565,000

Tennessee--5.5%

Blount County Public Building Authority, Revenue		
Local Government Public Improvement 3.20% (Insured;		
AMBAC and Liquidity Facility; Regions Bank)	4,045,000 a	4,045,000
Johnson City Health and Educational Facilities Board, HR		
3.25% (Liquidity Facility; Merrill Lynch)	10,000,000 a,b	10,000,000
Memphis, Electric System Revenue (Putters Program)		
3.22% (Insured; MBIA and Liquidity		
Facility; JPMorgan Chase Bank)	14,000,000 a,b	14,000,000
Metropolitan Government of Nashville and Davidson		
County Industrial Development Board, Revenue		
(Nashville Public Radio Project) 3.20% (LOC; Fifth		
Third Bank)	4,850,000 a	4,850,000
Montgomery County Public Building Authority,		
Pooled Financing Revenue (Tennessee County Loan		
Pool) 3% (LOC; Bank of America)	16,000,000 a	16,000,000
Oak Ridge Industrial Development Board,		
Industrial Revenue (Oak Ridge Universities)		
3.21% (LOC; Allied Irish Bank)	4,655,000 a	4,655,000
Sevier County Public Building Authority, Revenue		
(Local Government Public Improvement):		
3.20% (Insured; AMBAC and Liquidity Facility;		
Landesbank Hessen-Thuringen Girozentrale)	10,000,000 a	10,000,000
3.01% (Insured; AMBAC an Liquidity Facility;		
Landesbank Hessen-Thuringen Girozentrale)	18,750,000 a	18,750,000
Shelby County, GO Notes (Public Improvement and Schools)		
3.20% (Liquidity Facility; Landesbank Hessen-		
Thuringen Girozentrale)	11,600,000 a	11,600,000

Texas--5.6%

Crawford Education Facilities Corporation, Education Revenue (Woodlands Academy Preparatory School) 3.23% (LOC; U.S. Bank NA)	4,240,000 a	4,240,000
Harris County Housing Finance Corporation, MFHR (Wellington Park Apartments) 3.28% (Insured; FNMA)	5,500,000 a	5,500,000
Harris County Industrial Development Corporation, SWDR (Deer Park Refining) 3.05%	10,200,000 a	10,200,000
Houston, CP 3.28%, 5/10/2006 (LOC; DEPFA Bank PLC)	15,000,000	15,000,000
Houston Industrial Development Corporation, Industrial Revenue (Aero Houston Project) 3.30% (LOC; Bank One)	4,960,000 a	4,960,000
Revenue Bond Certificate Series Trust Various States Housing Revenue:		
(Greens) 3.72% (GIC; AIG Funding Inc.)	4,315,000 a,b	4,315,000
(Pebble Brooke) 3.72% (GIC; AIG Funding Inc.)	7,000,000 a,b	7,000,000
Texas:		
GO, Refunding (College Student Loan) 3.10% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	11,000,000 a	11,000,000
Revenue, TRAN 4.50%, 8/31/2006	10,000,000	10,070,602
Texas Department of Housing and Community Affairs, MFHR (Saint Augustine Estate) 3.28% (LOC; JPMorgan Chase Bank)	7,650,000 a	7,650,000
University of Texas, University Revenue, CP 3.10%, 4/10/2006	10,099,000	10,099,000
Victory Street Public Facility Corporation, MFHR (Uvalde Ranch Apartments) 3.31% (LOC; Bank of America)	6,650,000 a	6,650,000

Utah--.4%

Intermountain Power Agency, Power Supply Revenue, CP 3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank)	6,000,000	6,000,000

Vermont--.2%

Vermont Student Assistance Corporation, Student Loan Revenue 3.15% (LOC; State Street Bank and Trust Co.)	3,500,000 a	3,500,000

Virginia--2.5%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) 3.29% (LOC; Regions Bank)	3,835,000 a	3,835,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) 3.24% (LOC; JPMorgan Chase Bank)	4,500,000 a	4,500,000
Morgan Keegan Municipal Products Inc., Revenue 3.28% (Liquidity Facility; BNP Paribas)	20,000,000 a,b	20,000,000
Virginia Housing Development Authority, Commonwealth Mortgage Revenue 2.98%, 4/4/2006	15,000,000	15,000,000

Washington--3.0%

Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) 3.28% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,985,000	a,b	6,985,000
Port of Seattle, Revenue (Merlots Program) 3.28% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,490,000	a,b	5,490,000
Seattle Housing Authority, Revenue (High Point Project Phase I) 3.28% (LOC; Bank of America)	4,300,000	a	4,300,000
Washington, GO Notes (Merlots Program) 3.23% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	8,995,000	a,b	8,995,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) 3.23% (LOC; Wells Fargo Bank)	5,790,000	a	5,790,000
Washington Housing Finance Commission, MFHR:			
(Avalon Ridge Apartments Projects) 3.28% (Collateralized; FNMA)	10,000,000	a	10,000,000
(Cambridge Apartments Project) 3.31% (LOC; U.S. Bank NA)	10,120,000	a	10,120,000

West Virginia--.2%

Pendleton County, IDR (Greer Steel Project) 3.28% (LOC; PNC Bank)	800,000	a	800,000
Ritchie County, IDR (Simonton Building Products Inc.) 3.33% (LOC; PNC Bank)	2,800,000	a	2,800,000

Wisconsin--1.3%

Park Falls, IDR (Weather Shield Project) 3.30% (LOC; Bank One)	5,300,000	a	5,300,000
West Allis, Revenue (State Fair Park Exposition) 3.20% (LOC; U.S. Bank NA)	6,200,000	a	6,200,000
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic) 3.22% (LOC; Marshall and Ilsley Bank)	11,500,000	a	11,500,000

Wyoming--2.6%

Campbell County, IDR (Two Elk Power Generation Station Project):			
3.50%, 11/30/2006 (GIC; Royal Bank of Canada)	27,300,000		27,300,000
3.50%, 11/30/2006 (LOC; Citibank NA)	18,000,000		18,000,000

Total Investments (cost $1,711,599,387)	**99.5%**	**1,711,599,387**
Cash and Receivables (Net)	**.5%**	**8,797,777**
Net Assets	**100.0%**	**1,720,397,164**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statement of Investments:

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold
    in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities
    amounted to $293,882,574 or 17.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.